Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Agenus Inc. for the registration of up to $ 150,000,000 of common stock, preferred stock, warrants, debt securities and units of Agenus Inc. and the incorporation by reference therein of our report dated March 12, 2014 with respect to the financial statement of 4-Antibody AG for the year ended December 31, 2013 included in the Current Report on Form 8-K of Agenus Inc. filed with the Securities and Exchange Commission on February 13, 2014 as amended by the Current Report on Form 8-K/A filed on April 29, 2014.

/s/ Ernst & Young Ltd.

Basel, Switzerland

October 10, 2014